UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

       Form C: Offering Statement
       Form C-U: Progress Update
☑   Form C/A: Amendment to Offering Statement
      ☑   Check box if Amendment is material and investors must reconfirm within five business days.
       Form C-AR: Annual Report
       Form C-AR/A: Amendment to Annual Report
       Form C-TR: Termination of Reporting

Name of issuer
Cityzenith Holdings, Inc. (f/k/a Screampoint Holdings, Inc.)

Legal status of issuer

> **Form**
> Corporation

> **Jurisdiction of Incorporation/Company**
> Delaware

> **Date of organization**
> April 23, 2009

Physical address of issuer
2506 North Clark Street, Chicago, IL

Website of issuer
http://cityzenith.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Unites of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
    Yes
    No

Oversubscriptions will be allocated:
    Pro-rata basis
    First-come, first-served basis
☒   Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 13, 2019

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
16

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$379,888	$577,968
Cash & Cash Equivalents	$144,368	$25,983
Accounts Receivable	$76,602	($1,995)
Short-term Debt	$100,142	$134,048
Long-term Debt	$2,304,000	$1,819,000
Revenues/Sales	$182,632	$5,940
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$(26,567)
Net Income	($2,187,357)	($1,972,835)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Michael Jansen
_____
(Signature)

Michael Jansen
_____
(Name)

CEO, Chairman and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael Jansen
_____
(Signature)

Michael Jansen
_____
(Name)

Director
_____
(Title)

August 5, 2019
_____
(Date)

/s/ Gordon Feller
_____
(Signature)

Gordon Feller
_____
(Name)

Director
_____
(Title)

August 5, 2019
_____
(Date)

/s/Joe Dignan
_____
(Signature)

Joe Dignan
_____
(Name)

Director
_____
(Title)

August 5, 2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT AEXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

August 5, 2019

<h1 style="text-align:center">Cityzenith Holdings, Inc.</h1>

<p style="text-align:center">(f/k/a Screampoint Holdings, Inc.)</p>



<h2 style="text-align:center">Explanatory Note</h2>

The Company is filing an amendment to its Form C filing, which was filed with the SEC on June 12, 2019. This amendment is filed to: 1) amend the terms of the Security being offered and 2) extend the Offering Deadline to December 13, 2019.

<h2 style="text-align:center">Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)</h2>

Cityzenith Holdings, Inc. (f/k/a Screampoint Holdings, Inc.) ("**Cityzenith**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of units of Crowd SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 13, 2019 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://cityzenith.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic.co/cityzenith.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Cityzenith Holdings, Inc. is a Delaware limited liability company, formed on April 23, 2009.

The Company is located at 2506 North Clark Street, Chicago, IL.

The Company's website is https://cityzenith.com.

The Company conducts business in Chicago.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/cityzenith and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100

Offering deadline	December 13, 2019
Use of proceeds	See the description of the use of proceeds on page - 26 - hereof.
Voting Rights	The securities offered do not have voting rights.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$60.00	$940.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,00.00	$64,200.00	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

A Failure, Disruption, Cyberattack, Or Other Breach In The Security Of An Information Technology System Or Infrastructure That The Company Utilizes Could Adversely Affect Its Business And Reputation And Increase Its Costs

The Company's information systems store and process confidential user, employee, and other sensitive personal and business data, and therefore maintaining the Company's network security is of critical importance. The Company uses third-party technology and systems for a variety of information systems operations, including encryption and authentication technology, employee email, domain name registration, content delivery to customers, back-office support, and other functions. The Company's systems, and those of third parties upon which its business relies, may be vulnerable to interruption or damage that could result from natural disasters, fires, power outages, acts of terrorism or other similar events, or from deliberate attacks such as computer hacking, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, malicious social engineering or other malicious activities, or any combination of the foregoing.

Such an event could result in a disruption of the Company's services or improper disclosure of personal data or confidential information, which could harm the Company's reputation, require it to expend resources to remedy such a security breach or defend against further attacks, divert management's attention and resources, or subject the Company to liability under laws that protect personal data, resulting in increased operating costs or loss of revenue.

The Company has implemented controls and taken other preventative measures designed to strengthen its systems against disruptions and attacks, including measures designed to reduce the impact of a security breach at its third-party vendors. Although the costs of the controls and other measures the Company has taken to date have not had a material effect on its financial condition, results of operations, or liquidity, there can be no assurance as to the cost of additional controls and measures that the Company may conclude are necessary in the future.

Interruptions Or Delays In Services From The Company's Third-Party Data Center Hosting Facilities Or Cloud Computing Platform Providers Could Impair the Delivery Of Its Services And Harm The Company's Business

The Company currently serves its customers from third-party data center hosting facilities and cloud computing platform providers located in the United States and other countries. Any damage to, or failure of, these systems generally could result in interruptions in the Company's services. Interruptions in the Company's services could cause the Company to issue credits or pay penalties, cause customers to terminate their use of the Company's services, and/or adversely affect the Company's attrition rates and its ability to attract new customers, all of which would reduce the Company's revenue. The Company's business would also be harmed if its customers and potential customers believe the Company's services are unreliable.

The Company's Success Depends on Its Ability To Respond And Adapt To Changes In Technology And Consumer Behavior

Changes in technology and consumer behavior pose a number of challenges that could adversely affect the Company's business. For example, among others:

- The Company may be unable to expand the use of its services to other platforms that its users may find more appropriate;
- There may be changes in client sentiment about the quality or usefulness of the Company's services; and
- Newer products may lead to pricing restrictions and a reduction of distribution control by the Company.

Responding to these challenges may require significant investment. There can be no assurance that the Company will be able to raise the funds necessary to make these investments on commercially reasonable terms or at all.

Potential for New Or Existing Services Could Be Eroded By Competition

Any continued future success that the Company might enjoy will depend upon many factors, including factors beyond the control of the Company and/or which cannot be predicted at this time. These factors may include, but are not limited to: changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors; changes in general economic conditions; and reduced margins caused by competitive pressures. These conditions could have a material adverse effect upon the Company's business, operating results, and financial condition.

Defects or Disruptions In The Company's Services Could Diminish Demand For The Company's Services And/Or Subject The Company To Substantial Liability

Because the Company's services are complex and incorporate a variety of hardware and proprietary and third-party software, the Company's services may have errors or defects that could result in unanticipated downtime for its subscribers and harm to the Company's reputation and its business. Cloud services frequently contain undetected errors when first introduced or when new versions or enhancements are released. The Company has from time to time found defects in, and experienced disruptions to, its services, and new defects or disruptions may occur in the future. In addition, the Company's customers may use its services in unanticipated ways that may cause a disruption in services for other customers attempting to access their data. Since the Company's customers use the Company's services for important aspects of their business, any errors, defects, disruptions in service, or other performance problems could hurt the Company's reputation and could damage the Company's customers' businesses. As a result, customers could elect to not renew the Company's services, or delay or withhold payment to the Company. The Company could also lose future sales, or customers could make warranty or other claims against the Company, which could result in an increase in the Company's provision for doubtful accounts, an increase in collection cycles for accounts receivable, or the expense and risk of litigation.

If the Company Fails to Promote And Maintain Its Brand In The Market, The Company's Business, Operating Results, Financial Condition, And Its Ability To Attract Customers Could Be Materially Adversely Affected

The Company's success depends on its ability to create and maintain brand awareness for its service offerings. This may require a significant amount of capital to allow the Company to market its products and services and to establish brand recognition and customer loyalty. The Company can offer no assurances that it will be successful in maintaining its competitive edge or in establishing new awareness of the Company's brand, which allows the Company to effectively compete in this market. The importance of brand recognition will continue to increase because low barriers of entry to the industries in which the Company operates may result in an increased number of direct competitors. To promote the Company's brand, the Company may be required to continue to increase its financial commitment to creating and maintaining brand awareness. The Company may not generate a corresponding increase in revenue to justify these costs.

The Company's Failure to Comply With Government Rules and Regulations Could Harm Its Business

The Company must comply with applicable local, state, and federal rules, laws and regulations. The Company believes that it does comply with the rules and regulations required of it. However, if the Company operates in breach of the law, it may be subject to penalties that could impede its ability to continue doing business, or it may be subject to lawsuits. If it fails to comply with the law, the Company may have to stop operating, which would cause Investors to lose their investment.

The Company Could Be Subject to Unanticipated Regulations

There may be existing regulations that management is not aware of, and new regulations affecting the Company's business or services could be adopted in the future. Any such regulations could be costly or impossible for the Company to comply with. Furthermore, the adoption or modification of laws or regulations relating to the Internet or other areas of the Company's business could limit or otherwise adversely affect the manner in which it currently conducts its business. In addition, the continued growth and development of the market for technology services similar to those offered by the Company may lead to more stringent consumer protection laws, which could impose additional burdens on the Company. If the Company is required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause the Company to incur additional expenses or alter its business model.

Key Relationship Risk

The Company maintains partnerships with several entities that are critical to its success. The Company's current revenue model depends on key relationships with technology providers, third party service providers and other partners. While a major focus of the Company's strategic planning lies in maximizing the value from these interactions in new ways, over-reliance on these relationships is a risk. Furthermore, there is a risk that if the Company's end users begin to interact directly with partners, this may negatively affect revenue and harm the business.

Dependence on Key Personnel

Much of the Company's success depends on the skills, experience, and performance of its key persons. The Company currently does not have a firm plan fully detailing how to replace any of these persons in the case of death or disability. The Company's success also depends on the Company's ability to recruit, train, and retain qualified personnel. The loss of the services of any of the key members of senior management, other key personnel, or the Company's inability to recruit, train, and retain senior management or key personnel may have a material adverse effect on the Company's business, operating results, and financial condition.

Our Business will Suffer if we are Not Able to Scale our Network as Demand Increases

We have had only limited deployment of our products services to date, and we cannot be certain that our network can connect and manage a substantially larger number of customers at high transmission speeds. Our network may not be scalable to expected customer levels while maintaining superior performance. In addition, as customers' usage increases, we will need to make additional investments in our infrastructure to maintain adequate technology and support. We cannot assure you that we will be able to make these investments successfully or at an acceptable cost. Upgrading our infrastructure may cause delays or failures in our network. As a result, in the future our network may be unable to achieve or maintain a sufficiently high transmission capacity. Our failure to achieve or maintain high capacity data transmission could significantly reduce demand for our services, reducing our revenue and causing our business and financial results to suffer.

Our Business will Suffer if we Do Not Respond to Technological Changes

The market for content delivery services is likely to be characterized by rapid technological change, frequent new product and service introductions and changes in customer requirements. We may be unable to respond quickly or effectively to these developments. If competitors introduce products, services or technologies that are better than ours or that gain greater market acceptance, or if new industry standards emerge, our technology may become obsolete, which would materially and adversely affect our business, results of operations and financial condition.

In developing our Platform, we have made, and will continue to make, assumptions about the standards that our customers and competitors may adopt. If the standards adopted are different from those which we may now or in the future promote or support, market acceptance of our Platform may be significantly reduced or delayed and our business will be seriously harmed. In addition, the introduction of services or products incorporating new technologies and the emergence of new industry standards could render our existing services obsolete.

The Company is a Development Stage Business, and all Risks Associated with an Early Stage Company

We only recently begun our operations. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that we will operate profitably.

We Could Incur Substantial Costs Defending our Intellectual Property from Infringement or a Claim of Infringement

Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, sue or sell our service. As a result, we may be found on the proprietary rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed. Companies in the publishing and content delivery business are increasingly brining suits alleging infringement of the proprietary rights, particularly patent rights. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources. Intellectual property litigation or claims could force us to do one or more of the following.

- Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;
- Obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms; and
- Seek other products or services.

If we are forced to take any of the foregoing actions, our business may be seriously harmed. We may not carry adequate insurance to cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to the Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Shares offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

If we are unable to successfully develop or innovate for existing or future products and services, our revenue growth rate and profits may be reduced or prospects thereof severely diminished.

To successfully develop and grow our proposed business, we must develop and distribute our products and services to market on schedule and in a profitable manner. Delays or failures in launch or distribute our products and services could hurt our ability to meet our growth objectives, which may affect our financial projections and may impact our stock price. We cannot guarantee that the services will be able to achieve our expansion goals or that our mobile Platform will be operated profitably. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control.

If we are unable to successfully develop or innovate for existing or future products and services, our revenue growth rate and profits may be reduced.

To successfully develop and grow our proposed business, we must develop, distribute and commercialize our products and services, secure strategic partnerships with various authors, content providers and distributors, and bring our products and services to market on schedule and in a profitable manner, as well as spend time and resources on the development of future products, services and business strategies that are complementary to our products and services and business plan. Delays or failures in launch or distribute our mobile products and services could hurt our ability to meet our growth objectives, which may affect our financial projections and may impact our stock price. Moreover, if we are unable to continually develop and evolve our business strategy and launch additional products and services in the future, our business will be entirely dependent on the success of our products and services, which could hurt our ability to meet our objectives. We cannot guarantee that mobile products and services or custom development services (or any future products or services we develop) will be able to achieve our expansion goals or that our mobile products and services will be operated profitably. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control.

The Company has not prepared any audited financial statements.
Attached as <u>Exhibit A</u> to this Form C, you will find GAAP compliant financials for the Company's fiscal years, 2017 and 2018. These financial statements have not been audited. You have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Crowdfunding Risks

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
The securities being offered have not been registered under the Securities Act of 1933 (the "***Securities Act***"). Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the details of which you can review on page- 26 -of this Form C, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in

line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business day's notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Risks Related to the Securities

There is no guarantee of a return on Purchaser's investment.
There is no assurance that you will realize a return on its investment or that it will not lose its entire investment. For this reason, you should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The SEC does not pass upon the merits of the Securities or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the SEC's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

The Company's management may have broad discretion in how the Company uses the net proceeds of this Offering.
Unless the Company has agreed to a specific use of the proceeds from this Offering, the Company's management will have considerable discretion over the use of proceeds from this Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Purchasers' commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulations applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Exchange Act, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

The Company has the right to extend the Offering deadline and to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held with the Escrow Agent while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. You have the right to cancel your investment in the event the Company extends the Offering. If you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached. Before the new Offering deadline is reached, if the Company does not receive the Minimum Amount, your investment will be returned to you without interest or deduction, or if the Company receives the Minimum Amount, funds will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its Target Offering Amount after 21 calendar days but before the Offering deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD

CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Cityzenith helps city governments and businesses make sense of their data. Our software platform maps and visualizes the torrent of data produced by modern cities to an intuitive real-time 3D simulation that anyone from the mayor to the engineer in the field can easily use. Cityzenith is leading the Digital Twin trend in the global real estate industry. Developed by the creators of Google Earth, the Company's award-winning Smart World Pro Digital Twin platform provides an extraordinary visually rich view of urban, project and property data, above and below ground, public and private, at a massive scale.

A Digital Twin is a virtual model of a physical building that is used to aggregate siloed, disconnected real-time data and systems into a single platform. Gartner recently reported that global demand for digital twin solutions is growing and that by 2020, 30% of global 2000 companies will be using Digital Twin technology. Cityzenith is pioneering this trend in the global real estate sector, with the BBC naming us a leading Digital Twin practitioner in January 2019. The Company will soon be going to market jointly with one of the top three property management firms in the world to promote our solution to their global customer base.

The Company's Products and/or Services

Product / Service	Description	Current Market
Smart World Pro	A digital twin solution that allows users to easily aggregate, visualize and analyze their data in a single 3D dashboard.	The $2.4B Digital Twin Market is expected to grow at a CAGR of 37.87% during the forecast period to reach $15.6B by 2023.

Competition

The primary competitors for the Company in the digital twin market include AutoDesk, Esri, Helix, Ubarnetic, Dassault Systemes and Willow. General Electric, IBM Corporation, Microsoft Corporation, Oracle Corporation, PTC, Inc., and ANSYS, Inc. also provide digital twin solutions in the U.S. but do not compete directly with the Company.

Below is an analysis of the strengths and weaknesses of Cityzenith and its comparative competitors:

Cityzenith:

- **Strengths**	**Weakness**
Smart World is fast, lightweight, cross platform and easy to use. It has a modern user interface built on cutting edge modern technologies. It is agnostic to data sources allowing data integration across proprietary databases while having an SDK to give companies the ability to integrate Smart World into their applications.	Smart World is new to market.

Worldwide datasets are available at no extra cost to users, work from Albany to Zanzibar without having to purchase additional data. Smart World scales as customers do, from tens of users to thousands. Data is secured and only shared when owners of the data want to.	

Autodesk

Strengths	Weakness
Autodesk is the market leader in BIM and 3D modeling. They have years of experience working with customers to produce a very wide and comprehensive suite of software.	Autodesk's software is non-interoperable outside of their platform. Their tools are expensive and difficult to license. Most companies spend a large percentage of their IT budget licensing Autodesk. The software is extremely hard to use and requires months if not years of training to get proficient. Autodesk is a follower on technology and their software is well behind the industry with support for modern innovation.

Esri

Strengths	Weakness
Esri is synonymous with GIS. They are by far the market leader in this space and act accordingly. Their software can almost do any sort of environmental analysis and they have broad support for many platforms.	Esri software is very difficult to use. It doesn't follow any industry norms and is filled is proprietary formats that make it difficult to share with other platforms. Their flagship product, ArcGIS is very bloated and slow. Most analysis requires knowledge of scripting languages for automation.

Esri is very poor at displaying 3D. They have bought companies to help them get better but do not integrate it into the platform making it hard to go back and forth between them. They are slow to adopt modern technologies, decades behind others and when they do support new products they rarely scratch the surface on utilizing it.

Esri is very expensive and complicated to license. Esri is driven to sell users more license's and it sometimes is difficult to know if you need to pay extra to run analysis. Their software is buggy and crashes often. |

Dassualt Systemes

Strengths	Weakness
Visually impressive, their tool makes realistic cities.	Very expensive which causes poor market penetration. Only one city has truly deployed their product. Aimed at cities and governments rather than AEC industry because of cost. One off development, more of a

	consulting project than a true product.
	Product is slow and has huge hardware requirements to run. Non-industry standard design requires training to use the software. Customers who have used it do not recommend it.

Urbanetic

Strengths	Weakness
Web-based planning tool. Simple controls and simple query. Works with cities to help them implement.	Browser based 3D tools are poor performers. While the tool is simple, it isn't very deep. Simple ID and query tools only allow small analysis. Product has been vaporware and isn't being implemented. Company is focused on cities and not on the AEC or planning industry limiting it's use with true smart city projects.

Flux.io (now Helix)

Strengths	Weakness
Google funded project, embraces latest technology.	Company pivots almost yearly searching for a purpose. While their tech is impressive, they have not focused on a business model which has limited their ability to make money. Customers don't feel a need to pay for their services.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Customer Base
Our customer base is comprised of top tier corporate real estate and architectural engineering companies throughout the United States and globally.

Supply Chain
The Company is not reliant upon a single supply chain source.

Intellectual Property
The Company previously applied for patent protection for its Smart World Pro software, but these provisional patents were abandoned. The Company no longer pursues patent protection for its software.

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/Company
62/081,545	Provisional Patent	The Company applied Communication system and method for aggregating, analyzing and graphically displaying data collected from one or more data sources This patent was abandoned.	11/18/2014	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
85880711/4557005	Computer software for 3D and 5D technology modelling, data management, and data analytics in the area of city planning, commercial, and industrial building designs; computer software for data processing featuring a drawing tool and graphical interface for implementing, modeling, editing, and documenting data and control structures used in connection with city planning, urban design planning	Cityzenith	3/20/2013	6/24/2014	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not engaged in any material litigation. The Company has an open dispute with a former employee and another small dispute with a vendor.

The first matter concerns a former employee who was terminated. The Company paid him in full on termination but held back a portion of his remaining salary payment when it discovered financial mismanagement during his tenure. He filed a case against the company seeking recovery and the Company denied his claim. The Company expects to prevail in this matter, but could face exposure between $5k up to $15,000 if the Company does not prevail.

The second matter relates to a recruitment vendor, who sued the Company claiming unpaid fees in excess of $60,000. The Company signed a written settlement agreement in late 2017 with an employee of e-bit and paid the amount due in full. E-bit is disputing the authenticity of the contract. Under the legal concept of presumed authority, we expect to prevail. We expect to pay up to $10-15k in legal fees, but could be responsible for the entire $60,000 plus legal fees if the Company does not prevail.

The Company will update this document if material changes occur during the Offering period.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

We estimate that the proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$64,200
Sales & Marketing	17.39%	$4,348	17.39%	$186,073
Research & Development	19.74%	$4,935	19.74%	$211,218
General Administrative	33.37%	$8,343	33.37%	$357,059
Working Capital	23.50%	$5,875	23.50%	$251,450
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Michael Jansen	Director, Chairman & CEO	CEO of Cityzenith	B.A. Architecture, Yale University and University of Cambridge
Joe Dignan	Director	Founder- Kintechi March 2014-Present	MBA- The University of Edinburgh
Gordon Feller	Director	Founder- Meeting of the Minds.org 2001-Present	BA Columbia University; Masters in International Affairs- Columbia University

Mr. Jansen is a Director, Chairman of the Board of Directors and CEO of Cityzenith and has served as such since founding the Company in 2010. Prior to founding Cityzenith, he worked as the CEO of Satellier Inc. from June 1998-

April 2004. Mr. Jansen worked as the President of Urban Tribe Design. Mr. Jansen received a Bachelor of Arts in Architecture from Yale University, a Bachelor of Architecture from University of Cambridge.

Mr. Dignan is a Director of the Company. Since 2014 he has served as the founder of Kintechi. Mr. Dignan received his Masters of Business Administration from The University of Edinburgh.

Mr. Geller is a Director of the Company and since 2001 has been a founder and executive officer at Meeting of the Minds.org. He received his Bachelors and Masters in International Affairs from Columbia University.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 16 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities as of April 30, 2019:

Type of security	Common Stock
Amount outstanding/Face Value	12,081,064
Voting Rights	Standard
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	59.66%

Type of security	Series A Preferred Stock
Amount outstanding/Face Value	669,566
Voting Rights	No separate voting rights
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This class has a liquidation preference of $1.6181, and a dividend preference of 8% per annum, which may dilute the holders of the SAFE in the event of a liquidation following conversion of the SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.31%

Type of security	Warrants
Amount outstanding/Face Value	3,553,230
Voting Rights	Standard upon exercise
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon exercise of warrants, such securities could potentially dilute the total number of securities received by holders of SAFE
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	17.55%

Type of security	Options
Amount outstanding/Face Value	3,947,022
Voting Rights	Standard upon exercise
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon exercise of options, such securities could potentially dilute the total number of securities received by holders of SAFE
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	19.49%

Type of security	Crowd SAFEs
Amount outstanding/Face Value	$67,660 (estimate before accounting)
Voting Rights	Standard if converted to common stock
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion to common stock, such securities could potentially dilute the percentage of common stock received by holders of the Crowd SAFEs being offered pursuant to this Form C/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Not applicable
Explanatory note	Because the Company conducted an intermediate close prior to the filing of this Form C/A, some investors in the Offering will receive Crowd SAFEs with different economic terms than those than those now being offered pursuant to the change effected by this Form C/A. The investors whose investments were included in the intermediate close will receive Crowd SAFEs with a a valuation cap of $12 million, while all other investors will receive Crowd SAFEs with a valuation cap of $20 million.

The Company has the following debt outstanding:

Type of debt	Convertible Promissory Notes
Amount outstanding	$2,392,259.00
Interest Rate and Amortization Schedule	0.56% -3 years
Description of Collateral	None
Other Material Terms	Convertible into common shares at a rate of $1.1698 per share
Maturity Date	3 years from date of issuance of note - All of these notes are currently past due but the holders have agreed verbally to extend such notes.

Type of debt	Promissory Note
Amount outstanding	$2,020,000
Interest Rate and Amortization Schedule	0.56% -3 years
Description of Collateral	None
Other Material Terms	Converts at a rate of $1 per share
Maturity Date	December 31, 2020

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Michael Jansen	7,104,837 *	35%

* On a fully diluted basis, including warrants and options.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

Cityzenith, Inc. (**"the Company"**) was incorporated on April 23, 2009 under the laws of the State of Delaware, and is headquartered in Chicago, IL. The Company provides Digital Twin software to map and visualize data produced by modern cities, offering intuitive real-time 3D simulations that are easy-to-use.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company does not have any cash equivalents.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering and a private placement under Rule 506(c).

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for the management's evaluation of subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Security	$50,000	1 Unit	General Working	8/1/2017	Section (4)(a)(2)
Convertible Promissory Note	$50,000	1 Unit	General Working	10/12/12	Section (4)(a)(2)
Convertible Promissory Note	$50,000	1 Unit	General Working	12/14/12	Section (4)(a)(2)
Convertible Promissory Note	$50,000	1 Unit	General Working	3/14/13	Section (4)(a)(2)
Convertible Promissory Note	$50,000	1 Unit	General Working	4/30/13	Section (4)(a)(2)
Convertible Promissory Note	$24,000	1 Unit	General Working	12/24/13	Section (4)(a)(2)
Convertible Promissory Note	$50,000	1 Unit	General Working	8/27/13	Section (4)(a)(2)
Convertible Promissory Note	$25,000	1 Unit	General Working	9/23/19	Section (4)(a)(2)
Convertible Promissory Note	$25,000	1 Unit	General Working	11/14/13	Section (4)(a)(2)
Common Stock	$72,200	72,200 shares	General Working Capital	2009	Section (4)(a)(2)
Common Stock	$314,275	386,575 shares	General Working Capital	2009	Regulation S
Common Stock and Warrants	$3,861,414	3,300,918 shares and 2,000,000 warrants	General Working Capital	2010-2014	Regulation S
Common Stock	$1,147,361	709,079 shares and 169,018 warrants	General Working Capital	2015	Regulation S
Series A Preferred Stock	$500,000	310,559 shares	General Working Capital	January 2016	4(a)(2)

Series AA Common	$2,133,252	1,317,970 shares and 658,984 warrants	General Working Capital	2016-2017	Regulation S
Rights Offering	$128,872	159,288 shares and 159,288 warrants	General Working Capital	June-July 2018	Regulation S
Common Shares	$968,858	968,859 shares and 279,000 warrants	General Working Capital	August 2018- May 2019	Regulation S

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of The Securities for up to $1,070,000. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by December 13, 2019 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $1,070,000.00 (the "**Maximum Amount**") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust LLC until the Target Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Purchasers. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Target Offering Amount is reached prior to December 13, 2019 (or such earlier time the Company designates pursuant to Reg. CF Rule 304(b) ("**Offering Deadline**")), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until the 48 hour before the new offering deadline to cancel their investment commitment.

In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than 21 days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close, and ii) more than 21 days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00, subject to adjustment at the Company's sole discretion.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

As of April 30, 2019, our authorized capital stock will consist of (i) 30,000,000 shares of common stock, par value $0.001 per share, of which 12,081,064 common shares are issued and outstanding. The Company also has authorized 5,000,000 shares of preferred stock, of which 669,566 shares are issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $20,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $20,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Pro-Rata pro-rata rights
Certain Purchasers of the Securities, "Major Investors", will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Purchasers that make investments of $25,000 or greater in the Offering will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) are issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000), of such, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

CITYZENITH HOLDINGS INC.

Unaudited Financial Statements

For the Years Ended December 31, 2018 and 2017



IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 10, 2019

To: Board of Directors, CityZenith Holdings, Inc.

Re: 2018-2017 Financial Statement Review
         CityZenith Holdings Inc.

We have reviewed the accompanying financial statements of CityZenith Holdings, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income, members' equity and cash flows for the calendar years thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

CITYZENITH HOLDINGS INC.

BALANCE SHEET

As of December 31, 2018, and 2017

See Accountant's Review Report and Accompanying Notes to the Financial Statements

UNAUDITED

ASSETS	**2018**	**2017**
Current Assets:		
Cash and cash equivalents	$ 144,368	$ 25,983
Accounts receivable	71,567	2,969
Other current assets	10,712	10,712
Total Current Assets	226,647	39,664
Fixed assets	145,774	540,836
Other assets	2,432	2,432
TOTAL ASSETS	$ 374,853	$ 582,932
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Accrued expenses	$ 45,051	$ 24,926
Accounts payable	33,080	20,656
Accrued payroll	11,667	79,936
Accrued interest	10,344	8,530
Convertible notes	2,304,000	1,019,000
Notes payable	0	800,000
Total Current Liabilities	2,404,142	1,953,048
TOTAL LIABILITIES	2,404,142	1,953,048
Stockholders' Equity:		
Common Stock, 15,000,000 shares authorized, and 10,392,262 and 8,854,078 number of shares issued, as of December 31, 2018 and 2017, respectively	10,392,262	8,854,078
Preferred Stock	525,000	525,000
Retained earnings	(12,946,551)	(10,749,194)
Total Stockholders' Equity	(2,029,289)	(1,370,116)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 374,853	$ 582,932

CITYZENITH HOLDINGS INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2018 and 2017
See Accountant's Review Report and Accompanying Notes to the Financial Statements
UNAUDITED

	2018	2017
Revenues	$ 182,632	$ 5,940
Gross profit (loss)	182,632	5,940
Operating Expenses:		
Research and development	129,239	123,890
General and administrative	1,786,248	1,443,859
Sales and marketing	53,441	26,682
Depreciation Expense	401,062	384,345
Total Operating Expenses	2,369,989	1,978,775
Operating income (loss)	(2,187,357)	(1,972,835)
Net loss	$ (2,187,357)	$ (1,972,835)

CITYZENITH HOLDINGS INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2018 and 2017
See Accountant's Review Report and Accompanying Notes to the Financial Statements
UNAUDITED

	Common Stock (Shares)		Preferred Stock (Shares)		Retained Earnings	Total Stockholders' Equity
Balance as of January 1, 2017	$	7,619,398	$	525,000	$ (8,776,359)	$ (631,961)
Issuance of common stock		1,234,680		0	0	1,234,680
Net Income (Loss)		0		0	(1,972,835)	(1,972,835)
Balance as of December 31, 2017		8,854,078		525,000	(10,749,194)	(1,370,116)
Issuance of common stock		1,538,184		0	0	1,538,184
Net Income (Loss)		0		0	(2,187,357)	(2,187,357)
Balance as of December 31, 2018	$	10,392,262	$	525,000	$ (12,946,551)	$ (2,029,289)

CITYZENITH HOLDINGS INC.
STATEMENT OF CASH FLOWS
For the Years ended December 31, 2018 and 2017
See Accountant's Review Report and Accompanying Notes to the Financial Statements
UNAUDITED

	2018	2017
Cash Flows From Operating Activities		
Net Loss	$ (2,187,357)	$ (1,972,835)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Depreciation expense	401,062	384,345
Changes in operating assets and liabilities:		
Increase (decrease) in prepaid assets	20,125	4,564
Increase (decrease) in accrued payroll	(68,269)	(41,000)
(Increase) decrease in accounts receivable	(78,597)	(16,682)
Increase (decrease) in accounts payable	12,424	(12,892)
(Decrease) Increase in accrued interest	1,814	1,814
Net Cash Used In Operating Activities	(1,898,798)	(1,652,686)
Cash Flows From Investing Activities		
Purchase of property and equipment	(6,000)	(246,080)
Net Cash Used In Investing Activities	(6,000)	(246,080)
Cash Flows From Financing Activities		
Issuance of common stock	1,538,184	1,234,680
Loan repayments	(800,000)	(171,474)
Issuance of convertible notes	1,285,000	845,000
Net Cash Provided By Financing Activities	2,023,184	1,908,206
Net Change In Cash and Cash Equivalents	118,385	9,440
Cash and Cash Equivalents at Beginning of Period	25,983	16,543
Cash and Cash Equivalents at End of Period	$ 144,368	$ 25,983
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0

CITYZENITH HOLDINGS INC.
NOTES TO FINANCIAL STATEMENTS
For the Years ended December 31, 2018 and 2017
See Accountant's Review Report and Accompanying Notes to the Financial Statements
UNAUDITED

NOTE 1 - NATURE OF OPERATIONS

CityZenith Holdings Inc. (which may be referred to as the "Company," "we," "us," or "our") was formed April 23, 2009 ("Inception"). Cityzenith's Smart World Pro platform provides an end-to-end, "from design-to-demolition" digital twin solutions where features of the platform allow user to conduct natural-language searches through project data, run AI- and machine learning-driven ROI analyses on-the-fly.

Since inception, the Company has relied on advances from founders, short-term loans and raising capital through sale of stock and convertible notes to fund its operations. As of December 31, 2018, the Company had negative capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9), capital contributions from the founders and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Company is headquartered in Chicago, Illinois and has an office in London, United Kingdom. The Company began operations in 2009.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company is operating as a going concern. See Note 1 and Note 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018, and 2017, the Company had $144,368 and $25,983, respectively, of cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited

and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2018, and 2017, the Company had $71,567 and $2,969 in outstanding accounts receivable.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2018.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2018 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2018 and 2017. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2018.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is currently involved in a lawsuit pertaining to the termination of a former employee and the enforcement of a settlement agreement previously reached with a vendor. The Company maintains that it is likely to prevail should such cases proceed to trial. However, the Company may, if possible, reach a settlement agreement in one or both instances of litigation. The likelihood of settlement is not yet estimable so no accrual has been recorded by the Company.

NOTE 5 – SHORT-TERM DEBT

Convertible Notes

During the years ended December 31, 2018 and 2017, the Company issued $1,285,000 and $845,000, respectively, of convertible notes. The notes mature twelve months after issuance and accrue interest at a rate of 0.56% per year. The notes are automatically convertible into equity on the completion of an equity offering of $250,000 or more ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $5,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. If a change of control occurs before the maturity date, then the Company will pay the holder of the convertible note two times the aggregate amount of principal and interest.

Notes Payable
As of December 31, 2017, the company owed $800,000 to a related party, the loan was paid off in 2018. This was an unsecured loan with no interest rate.

NOTE 6 – STOCKHOLDERS' EQUITY

During the year ended December 31,2017 and 2018, the Company issued common stock in the amounts of $1,234,680 and $1,538,184.

NOTE 7 – GOING CONCERNS

These financial statements are prepared on a going concern basis. The Company began operation in 2009 and incurred a loss for the period from Inception through December 31, 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 9), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – RELATED PARTY TRANSACTIONS

Advances to Related Party
From time-to-time, the Company has borrowed money from a related party to the founder. As of December 31, 2017, there was $800,000 outstanding which was repaid during 2018 . This amount was classified as "Notes Payable" on the accompanying Balance Sheet. The notes carry no interest as the notes were intended to be short-term.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") SAFE instruments for up to $1,070,000. The Crowdfunded Offering is being made through OpenDeal Portal LLC. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive 6 percent commission and 2 percent of securities issued.

Management's Evaluation
Management has evaluated subsequent events through June 10, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT D
Offering Page found on Intermediary's Portal.



Company Name	Cityzenith
Logo	
Headline	A real-world SIMCity platform for the global building industry
Cover photo	

Hero Image


SmartWorldPro

Tags SAAS, International, B2B, Real Estate

Pitch text

Deal highlights

- Platform to create virtual replicas of buildings, infrastructure and other physical assets
- Only Digital Twin platform to span entire lifecycle of the building from design through operations
- Early customers include Cushman Wakefield, JLL, Lendlease, WS Atkins, and Prologis
- Secured $6M in funding to date
- Major global projects under contract in the US, Europe, the Middle East, and Asia
- Experienced management team with successful track record; CEO Michael Jansen generated a 1700% return for early investors in his previous business
- Digital twin market expected to grow at a CAGR of 37.87% to reach $15.66B by 2023
- Recipient of industry awards including "Best Innovation" from World Smart Cities Awards, "Best Tech Innovation in Commercial/Corporate Real Estate" from Realcomm Digie Awards and winner of Dreamit Urbantech Competition
- Press coverage from BBC, Architect's Newspaper, and more

The problem

There is no single platform that meets the needs of the global Smart City industry

Architects, planners, property owners, and governments use dozens of disconnected tools. The problem costs the world 100's of billions of dollars every year-we created Smart World Pro to solve it.

The world is building bigger real estate projects in larger numbers than ever before. "The planet must build the equivalent of 10,000 new cities by 2050 just to accommodate the current expected population boom." (source: Ovum Research)

As a young architect fresh out of Yale and Cambridge in the early 90's, our founder and CEO, Michael Jansen, was thrown onto massive urban-scale building projects in Asia, and witnessed first hand just how complicated these large projects

were to design, build, and operate.

Fast forward to 2016, owners and architects were using dozens and dozens of as many as 7,000 different, disconnected software tools and data services just to do one project, with almost none of these tools interoperating or cross communicating, making the task of designing and operating these large projects at scale almost impossible. It's a $2 million dollar problem that impacts every major world market...and we created Smart World to solve it.



The solution

Ground-breaking new technology called "digital twinning"

Digital Twins are 3D virtual replicas of buildings, infrastructure, and other physical assets connected to the data in and around them. Digital Twins are used primarily to optimize performance and predict and visualize future outcomes across functional areas in cities like maintenance, energy consumption, space utilization, traffic management, and public safety.



Cityzenith's revolutionary 3D Digital Twin platform, Smart World Pro, is pioneering the development and implementation of Digital Twins in Smart Cities around the world in the United States, the United Kingdom, the Middle East, and Asia.

The platform's unique advantage is that it aggregates more software tools and data than any other platform in the market today, and is the only platform to integrate solutions across the entire life cycle of a city from design and construction through operations and tenancy. Think of it as a vast 3D Digital Legoland for building professionals, where all of the information that you need to design, build, and run a project, at any scale, is right where you want it to be. Digital Twin users include architects, planners, governments, property managers, construction companies, systems integrators, and many more.



Click here to see Smart World Pro in Action.

The world is building bigger Smart City projects in larger numbers than ever before. The planet must build the equivalent of 10,000 new cities by 2050 just to accommodate the expected population boom. How will the world meet this challenge? The solution lies in a ground breaking new technology trend called "Digital Twinning".

In December 2018, Cityzenith's Smart World Pro was selected by the Government of Andhra Pradesh in India as the Digital Twin platform of choice for the development of Amaravati, a new £5.12 billion world-class greenfield smart city capital for the state, designed by London-based Foster + Partners and Singapore-based Surbana Jurong. Amaravati will be the first entirely new city to be born as a Digital Twin. Everything that happens in Amaravati will be scenario-ized in advance to optimize outcomes, and adjusted on the fly to keep pace with change. The adoption of this technology represents a giant leap forward for Smart Cities: how they're designed, built, and managed, and even how they optimize their relationships with the private sector and their own citizens.

Press

As seen in















THE TIMES of LONDON

BBC

BUILDING DESIGN + CONSTRUCTION

SmartCitiesWorld

THE ARCHITECTS NEWSPAPER

National Real Estate Investor

Realcomm

gt government technology

Traction

Since July 2018, we've signed contracts or LOIs with 10 major tier 1 customers

Cityzenith markets to global real estate owners, infrastructure players, and architecture and engineering firms, and has secured major global clients in each of these sectors since product launch last summer in 2018.

We are on track to achieve our goal this year of securing 12-15 customers. 4 of our customers appear in ENR Top 100 lists.

















Foster + Partners

Cushman & Wakefield

Rudin Management Company, Inc.

Amaravati

East West

Prologis

Lendlease

1. Amaravati Smart City, India

- A marquee greenfield Smart City in India that will be home to 3.5 million residents

2. **Cushman Wakefield, Chicago**
    - The world's 3rd largest global property management firm
    - Global partnership to co-develop and co-sell Digital Twins solutions around the world
3. **East West Rail Alliance, UK**
    - U.K. (W.S. Atkins)
    - A 100 km rail and real estate development mega-project connecting Oxford and Cambridge
4. **Euston Station, London**
    - Lendlease
    - Asset management project for multiple commercial buildings
5. **Elephant & Castle, London**
    - Lendlease
    - With Southwark Council to deliver a GBP£2.3 billion regeneration programme on 28 acres in the centre of Elephant & Castle
6. **King Abdullah Financial District, Riyadh**
    - J.L.
    - 3D SAM Baseline Asset Modeling for 48 buildings
7. **Prologis, San Francisco**
    - $79 billion in total assets under management
    - 3D SAM Baseline Asset Modeling for 4 major industrial facilities
8. **Quantum Computing Center, Rhode Island**
    - Entanglement Research Institute
    - A state-of-the-art quantum computing campus on 5.2 acres
9. **Rudin Management Inc., New York City**
    - New York City's largest privately-held building owner
    - 7 large commercial buildings in New York City corporate campus
10. **Silk City, Kuwait**
    - Perkins & Will
    - A new greenfield city on 60,000 acres near Kuwait City
11. **Waterfront Tampa**
    - SPP Properties (the 2nd largest real estate project in North America)
    - A $3.5 billion, 53-acre new Smart City campus/mega real estate dev near Tampa Bay

Business model

Cityzenith's Smart World Pro platform is a SaaS solution

Users are charged recurring fees annually and payments are made in advance. Cityzenith also earns revenue by providing supporting professionals services solutions including 3D modeling, data loading, and custom API integration services.

Approx. 60% of the company's revenues recur annually.

Pricing Model

1. **Smart World Pro (SWP)** - Annual SaaS subscription - **$30,000+**
2. **Smart World Web (SWW)** - Annual SaaS subscription - **$10,000+**
3. **Baseline Asset Modeling As A Service (BAMaaS)** - Users manually import and model Digital Twins via our SWW platform - **$500 per building**
4. **Modeling Services** - Clients provide planned or existing building models i.e. CAD, Revit, Lidar, PDF to our modeling services team who model, process and import into SWP/SWW - **$2,000 - $2,500 per building**
5. **Data Loading** - Loading GIS, building, IoT, and other contextual data into SWP/SWW - **$25 per hour**
6. **Data Hosting** - Hosting all client data on AWS cloud - **$6,000 annually**
7. **Custom Development** - Cityzenith provides custom development for the creation of custom dashboards and custom user interfaces for clients - **$100 per hour**

Market

The digital twin market was valued in 2019 at $1.82B

It is expected to reach $15.66B by 2023, at a CAGR of 37.87% during the forecast period.

Market facts:

- There are over 120 million managed commercial properties in the world (source: Cushman Wakefield)
- The world's largest 100 real estate companies own assets worth 2.6 trillion
- The world's top 500 AEC firms billed over 90 billion last year (source: ENR)


AECOM
ARUP
ATKINS
WSP

Competition

We have a 3-4 year lead on potential competition in the market

Cityzenith's platform is uniquely non-proprietary, and is preferred to expensive, closed platforms provided by major software players like Dassault. Smaller competitors have not raised as much funding as Cityzenith has, lack the same market awareness, or product maturity.

We segment competition into 2 categories: established and emerging.

Established players include:

- ESRI
- Autodesk
- Dassault

Emerging players include

- Urbanetic

- Willow


AUTODESK
DASSAULT SYSTEMES
NON-INTEROPERABLE
EXPENSIVE
esri
NON-PERFORMANT

Investors

Raised over $6M to date from individual high net worth investors

Cityzenith has raised over $6M in seed funding to date from private investors around the world in over 12 countries, including across the US, Europe, the Middle East, and Asia. Individual investors have invested as much as $1M, and as little as a few thousand $$$.

What's next

We plan to use the newly raised funds to help us scale into profitability over the next 12 months

We are already talking to strategic investors about the next round, a growth financing, later this year. Cityzenith believes that a strategic exit via a sale or IPO is possible within 3-5 years, and hopes to provide a 5-10x return to investors on exit, minimally. Cityzenith's CEO has provided investors returns that exceed 11x in the past.

*Past performance cannot predict future performance, investment results may vary and no guarantee of a return on investment is being made

Founder and team



Michael Jensen

Chairman & Chief Executive Officer

An impassioned architect, urbanist, and entrepreneur, Michael has founded and led high-growth companies in the US and Asia for more than two decades. He studied architecture at Yale and Cambridge, earned a Fulbright Scholarship, and worked as an architect in India and China for several years leading the Asia practices of two major US-based international

architecture firms. In 2004, he founded a major BIM services company in India backed by Sequoia Capital, which grew to over 500 employees in just 4 years. In 2010, Michael assumed the helm at Citysmith as CEO and embarked on his personal mission to transform life in cities around the globe. Michael has been featured on CNN, CNBC, and in several major business, government, and AEC publications worldwide. He has also received several awards for his work, including Building Design and Construction's "40 Under 40" award. In 2014, Michael was honored as a World Cities Summit Young Leader in Singapore for his life-long contribution to improving sustainability and the quality of life in cities. A husband and father of three, Michael speaks four languages and plays the guitar.



Jon Feutz

CTO

Systems engineer and backend developer for the past 20 years, specializing in data collection and api design.

Served in the Air Force as a computer analyst and later as a lead developer and architect in a large financial institution.

We have raised over $1,000,000 in this so far very successful fundraising round and have just under $500,000 remaining in this seed round. Google and Softbank are among major investment companies with whom we are discussing a next round larger growth investment. It's time to say thank you to all the angel investors, over 120 from 12 countries, who supported us along the way.

The round will close with our Republic campaign, and this is your final chance to be a part of the amazing Citysmith story.

Team

	Matt Barclay	Founder
	Jon Feutz	CTO
	Michael Jansen	Chairman & Chief Executive Officer

Perks

FAQ

How I do earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Cityzenith Holdings, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2019

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Cityzenith Holdings, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $20,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such

Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i) Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j) Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts.

(h) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, nonappealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Chicago, Illinois. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Cityzenith Holdings, Inc.
By:
Name: Michael Jansen
Title: Chairman & Chief Executive Officer
Address: 2506 North Clark Street, Chicago IL 60614
Email: m.jansen@cityzenith.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated $crowd_safe_date$ between $issuer$, a Delaware corporation (the "*Company*") and $investor_name$ ("*Stockholder"*). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Preferred Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Preferred Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Preferred Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "*Shares*"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("*Holder*") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                       LLC d/b/a Republic
Date   Date

EXHIBIT F

Video Transcript

Welcome to Amaravati, a new $6.5 billion world-class smart city capital for the Indian state of Andhra Pradesh.

One of the world's most ambitious greenfield city undertakings, Amaravati is revolutionizing urban development, planning, operations and citizen engagement at all levels across the new state capital. Cityzenith's Smart World Pro Digital Twin platform was selected to help transform Amaravati's vision into a reality. Smart World Pro allows users to see dynamic information about everything in Amaravati in a 3D Digital Twin of the entire city. Amaravati's Digital Twin consolidates hundreds of IoT systems and public databases into a single portal, giving users information from any file or format, in real-time, from IoT devices monitoring everything from construction progress to traffic, environmental conditions, public safety, asset data, energy consumption, maintenance information, occupancy rates, and profitability.

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The portfolio overview provides a real-time summary of the performance of all of your portfolio properties. see aggregated alerts generated in real time by building. Zoom in to a single property to investigate alerts, tasks, and major equipment monitors floor by floor.

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Visualize up-to-the-minute lease data by tenant, building, city, sub-region, or region.

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Annotations guide you to specific data objects and alerts, provided in real time by diverse range of connected subsystems.

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Connected data objects include detailed 3d AR and VR models of mechanical equipment assets.

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Tag multiple documents to a single asset, including searchable work orders, product specifications, maintenance reports, warranties and any other relevant files.

Click on any annotation to see real-time data from a wide range of IOT sources, including temperature, humidity, air quality, occupancy, light levels, or any other available data.

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Import and connect 360 degree JPEGs, still images, and matterport scenes. You can even connect directly to annotations within a matterport scene.

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Smart World Pro isn't just for property owners and managers. It's for architects and planners, too. Working in real-time in different office locations as far away as London and Singapore, architecture and engineering firms will be consolidating and testing their design concepts in Smart World Pro, leveraging analytics tools to optimize their own projects and the way in which those projects interact with their

neighbors and the entire city. This model is an ever-evolving virtual world mirror of everything existing and planned for the city; a window to the past, present, and ever-evolving future.

Smart World Pro doesn't just show what's been built above ground in Amaravati - you can go below ground, too. A 3D data model environment of underground infrastructure elements captured via ground penetrating lidar technology— including subways lines, gas, water and power utilities, fiber optic cables, and refugee tunnels---helps planners understand the complex relationships among assets underground in ways they have never seen before, allowing them to optimize design solutions that respond accurately to real world conditions.

Cityzenith both develops its own and integrates with world-class 3rd party analytics tools that leverage our information to help users make better predictive decisions.

For example, AI researchers at Stanford University are currently developing new applications that will help Building Owners leverage Smart World Pro to make better decisions about which property to buy, and what to build on it. Other applications focus on predicting environmental impact, social impact, traffic, and public safety. Here we see the user run a shadow analysis to determine the impact of shadows cast by a new proposed building on the residential areas around it.

Next we see another user leverage our microclimate simulation tool to investigate the impact of various architectural planning decisions on average median temperature in a proposed neighborhood.

As a result of the initial simulations, the client - in this case the APCRDA - requested that natural and architectural elements be introduced to help combat the challenge of rising summer temperatures.

New designs re-simulated using Smart World Pro show how simple planning and landscaping gestures would have the impact of lowering overall median summer temperature at street level by as much as 8ºC. And this was all done before anyone broke ground.

One of our favorite new features is AsQ. Asq is our natural language search function, now voice-enabled, that makes Smart World Pro as easy to use as Alexa or Google Home.

Users can speak or type queries about their data - using everyday language - to get answers to their questions. Let's take a look at how that works.

Show me an area briefing

here is your area briefing: I reviewed the types of facilities in the area and found one police stations, two fire stations, five medical facilities, nine parks, twenty-one restaurants, 13 grocery and markets, and two schools.

Amaravati will be the first ever city designed and powered by a Digital Twin from the outset in its entirety. Armed with powerful data modeling and analytics powered by Smart World Pro, the APCRDA will have all the information it needs to streamline and optimize the design and operation of every aspect of its new capital city, ensuring a high standard of living for its citizens while reducing unnecessary expenses, detrimental environmental impact, and inefficiencies that arise from traditional ways of working, both within government and the private sector.

Amaravati is the future of smart cities, and that future begins today.